IMPERIAL METALS CORPORATION

#82-34714

November 6, 2003

[redacted]

03037340

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news release.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 11/17

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Announces $10 Million Bought Deal Private Placement Financing

Vancouver (November 6, 2003) - Imperial Metals Corporation (III:TSX) announces it has entered into an agreement with Haywood Securities Inc., and a syndication of underwriters including First Associates Investments Inc. which has agreed to purchase 2,353,000 units on a private placement basis at $4.25 per unit.

Each unit consists of one common share and one half of one share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. After a period of 12 months, these warrants will be subject to forced exercise if, in the second year, the common shares of the Company trade at or above $8.50 for 10 consecutive days.

The net proceeds of the offering will be used to fund exploration and development of the Mount Polley and Sterling projects, as well as for general working capital purposes.

Closing of the private placement is scheduled for November 24, 2003. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

IMPERIAL METALS CORPORATION

#82-34714

03 NOV 13 AM 7:21

November 7, 2003

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news release.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Intersects 466 Metres Grading 0.49% Copper and 0.36 g/t Gold in Springer Zone

Vancouver (November 7, 2003) - Imperial Metals Corporation (III:TSX) reports that hole SD-03-01 drilled in the Springer Zone intersected copper-gold mineralization from surface to the end of the sampled interval (3.7 – 470.0 metres), returning 0.49% copper and 0.36 g/t gold over a length of 466.3 metres. The hole was planned to penetrate deeper but drilling difficulties forced abandonment at 481.3 metres.

Hole SD-03-01 is a vertical hole and the first of a four hole drill program in the Springer Zone at Imperial's 100% owned Mount Polley property. Detailed results are provided in the following table:

Drill Hole #	Metre Interval	Interval Length	Copper %	Gold g/t
SD-03-01	3.7 – 470.0	466.3	0.49	0.36
including	202.5 - 470.0	267.5	0.61	0.49
and	295.0 – 375.3	80.3	0.94	0.64
and	320.0 – 372.5	52.5	1.14	0.81

The upper 202.5 metre section of hole SD-03-01 is within the pit limit as currently designed for the unmined Springer Zone, and will be used to support the existing model. The lower 267.5 metres, starting at the bottom of the initial pit design, returned grades of 0.61% copper and 0.49 g/t gold, probing far deeper than the next deepest hole by some 198 metres. This lower intercept confirms that the copper-gold mineralization continues to depth at Springer and has significant potential for higher copper and gold values. A section map is available on the Company's website: *www.imperialmetals.com*

A similar program to test below the Bell Pit, immediately northeast of Springer, will commence at the conclusion of Springer Zone drilling.

The Springer Zone is located approximately 2 kilometres southwest of the Northeast Zone where a recently completed 16 hole drill program has outlined a significant new zone of copper-gold-silver mineralization over a strike length of 275 metres. Drilling on the Northeast Zone will resume later in November. Meanwhile additional trenching is underway on the Northeast Zone to the west and southwest of the initial discovery area.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

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For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

IMPERIAL METALS CORPORATION

#82-34714

October 31, 2003

03 NOV 13 AM 7:21

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 - 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news releases.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

NEWS RELEASE

Further Drill Results from the Northeast Zone at Mount Polley

Vancouver (October 28, 2003) - Imperial Metals Corporation (III:TSX) reports that diamond drill holes WB03 09, WB03 10 and WB03 11 intersected significant intervals of copper, gold and silver, including 180.62 metres grading 1.00% copper, 0.40 g/t gold and 7.30 ppm silver in WB03 11. Hole WB 03 12 intersected 15.20 metres grading 0.72 % copper, 0.23 g/t gold and 6.65 ppm silver before intersecting an unmineralized dike that continued to the bottom of the hole. WB 03 13 was abandoned due to drilling difficulties.

The intervals from these holes are provided in the following table, together with previously reported results from the recently completed 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	**Metre Interval**			**Interval Length**	**Copper %**	**Gold g/t**	**Silver ppm**
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71
WB03 07	13.40	-	217.50	204.10	1.02	0.40	7.31
including	13.40	-	126.30	112.90	1.72	0.56	12.33
WB03 08	7.30	-	81.10	73.80	0.98	0.31	8.04
WB03 09	0.00	-	132.50	132.50	1.04	0.24	6.53
including	62.50	-	132.50	70.00	1.69	0.39	10.38
WB03 10	21.30	-	163.60	142.30	1.16	0.40	8.20
WB03 11	24.38	-	205.00	180.62	1.00	0.40	7.30
WB03 12	0.00	-	15.20	15.20	0.72	0.23	6.65
WB03 13	abandoned						

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Final Drill Results from Initial Drill Program at the Northeast Zone

Vancouver (October 31, 2003) - Imperial Metals Corporation (III:TSX) reports it has received the final drill results from the recent 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property.

Diamond drill holes WB03 14, WB03 15 and WB03 16 all intersected significant intervals of copper, gold and silver, including 135.0 metres grading 1.16% copper, 0.35 g/t gold and 9.58 ppm silver in WB03 15, the most southerly of the holes drilled in this program.

Significant intervals from the recent program are provided in the following table. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71
WB03 07	13.40	-	217.50	204.10	1.02	0.40	7.31
including	13.40	-	126.30	112.90	1.72	0.56	12.33
WB03 08	7.30	-	81.10	73.80	0.98	0.31	8.04
WB03 09	0.00	-	132.50	132.50	1.04	0.24	6.53
including	62.50	-	132.50	70.00	1.69	0.39	10.38
WB03 10	21.30	-	163.60	142.30	1.16	0.40	8.20
WB03 11	24.38	-	205.00	180.62	1.00	0.40	7.30
WB03 12	0.00	-	15.20	15.20	0.72	0.23	6.65
WB03 13	abandoned						
WB03 14	44.30	-	213.30	169.00	1.06	0.37	6.65
including	55.00	-	90.00	35.00	2.02	0.79	12.81
WB03 15	30.00	-	165.00	135.00	1.16	0.35	9.58
including	47.50	-	120.00	72.50	1.82	0.55	16.17
WB03 16	15.20	-	127.50	112.30	0.63	0.20	4.02
including	15.20	-	37.50	22.30	1.41	0.48	9.61

Drilling on the Springer and Bell deposits and trenching in the Northeast Zone continues.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com